FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement 333-136709
September 13, 2006
Relating to Prospectus dated August 17, 2006

RECENT DEVELOPMENTS
PRELIMINARY FISCAL 2006 FOURTH QUARTER AND YEAR END FINANCIAL RESULTS
Fiscal Year 2006 Financial Highlights:
•	Net sales increased 49% to $239.1 million.

•	Pretax income increased 71% to $76.2 million.

•	Selling, general and administrative expenses increased 27% to $99.0 million; Conducted a $35 million consumer advertising campaign.

•	Product development expenses increased 156% to $18.9 million, including $5.8 million in development spending for erdosteine.

•	Income per diluted share increased to $1.28 (including a one-time pretax charge of $1.5 million or $0.03 per diluted share recorded in the fiscal third quarter in connection with moving the corporate headquarters).
Fourth Quarter Financial Highlights:
•	Net sales increased 35% to $52.8 million.

•	Pretax income more than doubled to $11.0 million.

•	Income per diluted share increased to $0.17.
Fourth Quarter Financial Results
     Net sales of $52.8 million in the 2006 fiscal fourth quarter increased 35 percent from $39.2 million in the fourth quarter of fiscal 2005, benefiting from strong market penetration of the Mucinex® franchise, including the launch of Mucinex® D (600 mg guaifenesin/60 mg pseudoephedrine HCl) in October 2005, coupled with higher sales of Mucinex® DM (600 mg guaifenesin/30 mg dextromethorphan HBr).
     The Company’s gross margin was 79.7 percent for the fiscal 2006 fourth quarter, compared to 83.5 percent in the prior-year period. The gross margin decline was primarily due to the year-over-year change in product mix, including new sales of Mucinex® D. On a sequential basis, there was improvement in the gross margin compared to the March 2006 quarter gross margin of 78.7 percent, resulting from less product shipped in promotional display units during the quarter.
     The 2006 fiscal fourth quarter pretax income more than doubled to $11.0 million and income per diluted share increased to $0.17 compared to pretax income of $4.8 million and a loss of ($11.20) per diluted share in the fiscal 2005 fourth quarter. The prior-year period included the accretion of preferred stock which was converted into common stock upon the Company’s initial public offering in July 2005, a dividend to preferred stockholders and a discretionary performance bonus.
Product Sales
     Total net sales in the 2006 fiscal fourth quarter were $52.8 million, driven primarily by sales of the core Mucinex® franchise of guaifenesin-based extended-release bi-layer tablet products which totaled $52.1 million. Net sales of single-ingredient Mucinex® (600 mg guaifenesin) grew 9 percent in the quarter to $29.2 million from sales of $26.7 million in the fiscal 2005 fourth quarter. Net sales of Mucinex® DM increased 43 percent in the quarter to $17.9 million from $12.5 million in the prior-year period and Mucinex® D, launched in late October 2005, recorded net sales of $5.0 million.
     In addition to the base business, Adams also recorded $137,000 in net sales of maximum-strength Humibid® (1200 mg guaifenesin). As a reminder, this product was initially launched to the trade in late March 2006, and will be promoted exclusively to health care professionals. These promotional efforts will begin prior to the upcoming cough/could season. The Company also recorded $652,000 in net sales of Delsym® which was acquired from UCB on June 12, 2006.
Other Highlights
•	Acquired Delsym®, the only Food and Drug Administration (FDA)-approved over-the-counter (OTC) 12-hour cough suppressant liquid, from UCB on June 12, 2006, for $122 million.

•	Eliminated the product sales backorder and continued to improve manufacturing capabilities.

•	Continued patient enrollment for erdosteine Phase IIb clinical program.

•	Added approximately 25 sales representatives, providing for greater geographic reach and frequency of product details to healthcare professionals across the United States, as well as support for new products.

•	Increased market share for the Mucinex® franchise to 6.6 percent on an annual basis, according to Information Resources Inc. (IRI) for the 52 weeks ended June 25, 2006, compared to 4.8 percent for the comparable year ago period.

•	Mucinex® rated the No. 1 recommended adult expectorant brand, by the Pharmacy Times 2006 OTC Survey of Pharmacists Recommendations.

•	Adams’ common stock selected for addition to the NASDAQ Biotechnology Index® (NASDAQ: NBI), effective with the open of trading on May 22, 2006, and also included in the new NASDAQ Global Select Market, beginning July 3, 2006.
Business Outlook
Adams is providing the following information related to its planned spending in fiscal 2007:
•	Selling, Marketing & Administrative Expenses
•	The Company expects to conduct a $70 million consumer advertising campaign in fiscal 2007. This will consist of about $50 million to support the core Mucinex® brand, including the new Children’s Mucinex® line of products and approximately $20 million to support the newly acquired Delsym® brand.

•	As previously disclosed, Adams added approximately 25 new sales representatives to its sales force, effective July 2006.

•	The Company’s non-cash stock-based compensation expense is expected to more than double in fiscal year 2007 to approximately $10 million, due to stock price appreciation.

•	Product Development Expenses
•	Adams expects to spend between $30 and $35 million for product development projects in fiscal year 2007. This includes spending in the range of $10 to $15 million related to the U.S. development program for erdosteine, consisting of the costs associated with the completion of the Phase IIb program as well as any milestone payments.

•	The Company also plans to spend about $20 million on other development projects, including line extensions and products utilizing the Company’s patent-protected oral solid extended-release guaifenesin platform technology in combination with other respiratory ingredients.
Adams Respiratory Therapeutics, Inc.
Consolidated Statements of Operations
(Amounts in thousands, except per share amounts)

	Three Months Ended		Year Ended
	June 30,		June 30,
	2006	2005	2006	2005
	(unaudited)
Net sales	$52,839	$39,151	$239,105	$160,210
Cost of goods sold	10,751	6,450	49,358	31,126

Gross margin	42,088	32,701	189,747	129,084

Selling, marketing & administrative	24,996	25,373	98,998	78,044
Product development	7,545	2,874	18,904	7,392
Other, net	(1,439)	(347)	(4,307)	(789)

	31,102	27,900	113,595	84,647

Income before income taxes	10,986	4,801	76,152	44,437
Provision for income taxes	4,632	1,824	29,801	17,438

Net income	6,354	2,977	46,351	26,999

Accretion of preferred stock	—	(51,989)	—	(202,566)
Dividend paid to preferred shareholders	—	(30,033)	—	(30,033)

Net income/(loss) applicable to common stockholders	$6,354	$(79,045)	$46,351	$(205,600)

Income/(loss) per common share
Basic	$0.18	$(11.20)	$1.42	$(32.97)
Diluted	$0.17	$(11.20)	$1.28	$(32.97)

Weighted-average of common shares used in income/(loss) per share calculation
Basic	34,840	7,059	32,616	6,236
Diluted	36,933	7,059	36,349	6,236
     Adams has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Adams has filed with the Securities and Exchange Commission for more complete information about Adams and this offering. You may get these documents for free by visiting www.sec.gov. Alternatively, Adams will arrange to send you the prospectus if you request it by calling (908) 879-2428.